10025904

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 2010
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PenVest Securities, Inc. 7607 Sheridan Road
(No. and Street)

Kenosha (City) Wisconsin (State) 53143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Terry Haggerty (262) 605-5940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd., Suite 302 Milwaukee, WI 53226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry Haggerty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PenVest Securities, Inc., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2009

Net Capital Computation:		
Stockholder's equity at year end	$	46,154
Less:		
Property and equipment		(3,031)
Other assets		(28,763)
Net capital	$	14,360
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	18
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	280
Aggregate indebtedness	$	280
Percentage of Aggregate Indebtedness to Net Capital		2 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	14,360

See Independent Auditors' Report

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

To the Board of Directors
PenVest Securities, Inc.

In planning and performing our audit of the financial statements of PenVest Securities, Inc. for the period ended March 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by PenVest Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control was for the limited purposed described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiency constitutes a material weakness:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of PenVest Securities, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

May 22, 2009
Milwaukee, Wisconsin

PENVEST SECURITIES INC.
Kenosha, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended March 31, 2009

Table of Contents

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants
Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report

Board of Directors
PenVest Securities, Inc.
Kenosha, Wisconsin

We have audited the accompanying balance sheet of PenVest Securities, Inc. as of March 31, 2009 and the related income statement, changes in stockholder's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PenVest Securities, Inc. at March 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

May 22, 2009
Milwaukee, Wisconsin

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Balance Sheet
March 31, 2009

ASSETS

Current Assets:		
Cash and equivalents	$	13,879
Accounts receivable		761
Leased equipment receivable		3,009
Total current assets		17,649
Property and Equipment:		
Furniture and equipment		7,864
Less: accumulated depreciation		4,833
Net book value		3,031
Other Assets		
CRD daily account		75
Officer's advance		2,080
Investment - stock		1,320
Blue Sky receivable		3,000
Client list / goodwill		15,291
Leased equipment receivable - long term		3,488
Security deposit		500
Total other assets		25,754
Total assets	$	46,434

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	280
Stockholder's Equity:		
Common stock		840
Additional paid in capital		38,280
Retained earnings		9,454
Unrealized loss on investment		(2,420)
Total stockholder's equity		46,154
Total liabilities and stockholder's equity	$	46,434

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Income Statement
For the Year Ended March 31, 2009

Income:		
Mutual fund/12-B1 commissions	$	20,066
Legent commissions		62,340
Postage & handling charges		11,232
Interest income		3,487
Loss on sale of investment		(207)
Facility expense reimbursement		12,000
Total Income		108,918
Expenses:		
Clearing costs		43,723
Commissions paid		1,270
Secretarial services expense		168
Group health insurance		566
Medical reimbursement		14,367
ILX quotes		3,720
Licensing & fee expense		4,783
Auto lease expense		3,596
Office rent expense		9,600
Telephone expense		7,024
Utilities expense		2,578
Office supplies		3,452
Postage expense		1,152
Liability insurance expense		2,113
Legal & professional expense		6,425
Dues and subscriptions		1,119
Charitable donations		276
Maintenance & repairs		1,505
Advertising		250
Travel expense		734
Educational expense		855
Auto expense		4,465
Depreciation expense		1,474
Other expense		274
Total expenses		115,489
Net Loss	$	(6,571)

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2009

	Common Stock	Additional Paid In Capital	Retained Earnings	Treasury Stock	Comprehensive Income	Total Stockholder's Equity
Balance March 31, 2008	$ 920	$ 118,200	$ 16,025	$ -	$ -	$ 135,145
Purchase of treasury stock	-	-	-	(80,000)	-	(80,000)
Retirement of treasury stock	(80)	(79,920)	-	80,000	-	-
Unrealized loss on investments	-	-	-	-	(2,420)	(2,420)
Net loss	-	-	(6,571)	-	-	(6,571)
Balance, March 31, 2009	$ 840	$ 38,280	$ 9,454	$ -	$ (2,420)	$ 46,154

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Statement of Cash Flows
For the Period Ended March 31, 2009

Cash Flows from Operating Activities:		
Net loss	$	(6,571)
Depreciation and amortization		1,474
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		365
Leased equipment receivable		6,503
CRD daily account		182
Officer's advance		31,173
Blue Sky Group receivable		50,800
Accounts payable		(71)
Net cash provided by operating activities		83,855
Cash Flows from Investing Activities:		
Investment - stock		(3,740)
Purchase of furniture, fixtures & equipment		(1,910)
Net cash used from investing activities		(5,650)
Cash Flows from Financing Activities:		
Purchase of treasury stock		(80,000)
Decrease in cash and equivalents		(1,795)
Cash and equivalents, Beginning of year		15,674
Cash and equivalents, End of year	$	13,879

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Notes to Financial Statements
March 31, 2009

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on October 18, 1988. The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account, savings account, Legent clearing account, and the Central Registration Depository (CRD) daily account.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor did it hold customer securities at March 31, 2009. Because the Company does not handle customers' securities, per Rule 15(c)3-3 regarding computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Commission Income

Commissions are normally recognized as income when received because they are generally considered Section 12(b)(1) fees and are not earned until received.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight line method over their useful lives. Depreciation expense for the period ended March 31, 2009 was $1,474.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration

Substantially all of the Company's commission income is received from one investment company.

Customer Lists / Goodwill

Customer lists are stated at cost. In accordance with FASB # 142, the Company, on an annual basis determines the extent the value of customer lists has been impaired. For 2008 - 2009, no impairment was reported by management.

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Notes to Financial Statements
March 31, 2009
(Continued)

1. Summary of Significant Accounting Policies (Continued)

Investments

The Company has adopted and implemented FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. Adoption of this standard has not had a material impact on the financial statements. SFAS No. 157 establishes a fair value hierarchy that priorities the inputs, which are summarized as follows:

Level 1 – Quoted prices in active markets, e.g. NYSE, NASDAQ, etc. for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 - Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. Examples would include limited partnership interests, closely held stock, etc.

2. Investments

Investments are stated at market value and consist of the following which is classified as a Level 1 investment:

Pacific Sands Inc.	$ 1,320

3. Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company's net capital and required net capital were $14,360 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 2%.

4. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$ .001 Par - Voting	920,000	840,000

5. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended March 31, 2009. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Notes to Financial Statements
March 31, 2009
(Continued)

6. Related Party Activity

During the period, the Company entered into the following related-party transactions:

a) Blue Sky Group, an affiliated company

1) Blue Sky receivable	$3,000
2) Rent received	12,000

b) President and majority shareholder

1) Secretarial fees	168
2) Medical and health benefits	14,935

In addition, the Company paid rent and occupancy charges to the President and majority shareholder for a home office.

1) Rent	3,600
2) Occupancy charges	2,831

7. Lease Commitment

The Company leases its Kenosha office spaces under a one year operating lease requiring monthly payments of $500. The current lease expires September 30, 2009. Future minimum lease payments as of March 31, 2009 are $3,000. In addition, a home office is leased from the Company's majority stockholder for $300 per month.

Total rent paid for the period ending March 31, 2009 was $9,600.

8. Arrangements for Leasing to Others

During the year, the Company leased equipment to an unrelated party in the Wisconsin area for a term of 48 months. Because of the terms of the lease, the transaction has been recorded as a sale. The following is a schedule, by year, of total minimum lease payments receivable under the lease as of March 31, 2009:

Year ending March 31:	
2010	3,009
2011	3,402
2012	86
Total minimum lease payments receivable	$ 6,497

9. Income Taxes

The Company has a net operating loss of approximately $5,000 available for carryback or carryforward.

The Company has deferred the implementation of Financial Accounting Standards Board Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. The interpretation requires additional disclosures on uncertain tax positions that may have been taken by the Company. Management of the Company evaluates the uncertain tax positions taken and as they arise, consults with outside council.